Exhibit 99.2

Sapiens International Corporation N.V.1

May 31, 2020

A New Public Share Issuance

Providing an ‘ilA +’ rating for Bond issuance of up to

220 million NIS (nominal value)

Principal Credit Analyst:

Sivan Mesilati, +972-3-753-9735, sivan.mesilati@spglobal.com

Additional Contact:

Tamar Stein, +972-3-753-9721, tamarstein@spglobal.com

[1]	This is an English convenience translation of the Hebrew language original version. In case of any discrepancy, the binding version is the Hebrew language original version.

A New Public Share Issuance

Providing an ilA + rating for issuance of bonds of up to NIS 220 million (nominal value)

S&P Maalot hereby announces “ilA +” rating for bonds of up to NIS 220 million to be issued by Sapiens International Corporation N.V. (ilA +/Stable) through a “Series B” expansion.

The proceeds will mainly be used for debt repayment and acquisitions.

There is a great deal of uncertainty about the speed of the COVID-19 (coronavirus) pandemic and when it will begin to decay. Some government agencies estimate that the outbreak will peak around mid-year, and we are using that assumption when assessing the pandemic’s economic implications and its impact on the credit quality of entities and companies. We believe that the measures that have been enacted to curb the spread of the virus have put the global economy into a recession (please see the current economic updates at www.spglobal.com/ratings).

As the situation continues to develop, we will update our assumptions and assessments accordingly.

For more information about the rating and additional regulatory requirements, please see the July 11, 2019 rating report.

General details, as of May 31, 2020
Sapiens International Corporation N.V.
Issuer rating/s
Long-Term Perspective	ilA +/Stable

Issuance rating/s
Unsecured Senior Debt
Series B	ilA +

Issuer Rating History
Long-Term Perspective
August 13, 2017	ilA+\Stable

More Details
Time When the Event Occurred	6:08 p.m. (Israel Time), 01/06/2020
Time When the Event First Became Known	6:08 p.m. (Israel Time), 01/06/2020
Rating Initiator	The Rating Company

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